Exhibit 99.1

MAVERIX METALS PROVIDES ASSET UPDATE

February 2, 2021, Vancouver, British Columbia – Maverix Metals Inc. (the “Company” or “Maverix”) (NYSE American & TSX: MMX) is pleased to provide an update on recent developments from the Company’s royalty portfolio.

Dan O’Flaherty, CEO of Maverix, commented “Maverix had another successful year capped off by the acquisition of a portfolio of 10 gold royalties from Newmont in the fourth quarter. The portfolio has already delivered increased value through the positive updates at the Camino Rojo and Cerro Blanco gold projects. Additionally, we are tremendously excited about the significant advancements made on several other underlying assets where Maverix has a royalty or stream interest. The Company’s royalty portfolio continues to benefit from many encouraging developments with further catalysts expected for 2021.”

Hope Bay

On February 2, 2021, Agnico Eagle Mines Limited (“Agnico”) completed the acquisition of TMAC Resources Inc., the owner of the Hope Bay mine in Nunavut, Canada. Agnico has provided notice to the Company that it intends to exercise the buyback right with respect to 1.5% of the total 2.5% NSR royalty that the Company currently owns on Hope Bay for a cash payment of $50 million.

Maverix will retain a 1% NSR royalty, which is not subject to any further reductions, on the Hope Bay mine and along its 80 kilometre Archean greenstone belt. Agnico is expected to continue operating Hope Bay while it ramps up exploration efforts at both the mine and regionally. Maverix looks forward to having Agnico as an operating partner at Hope Bay given its expertise in Nunavut and capability to maximize the value of the mine.

Maverix intends to use the cash proceeds from the exercise of the buyback to fully repay its outstanding debt and will be well positioned for future royalty or stream acquisitions.

For more information, please refer to www.tmacresources.com and see the news release dated February 2, 2021.

Camino Rojo (2% NSR)

On January 11, 2021, Orla Mining Ltd. (“Orla”) announced the results of an updated feasibility study for the Camino Rojo oxide gold project after the recently completed layback agreement with Fresnillo plc. The updated feasibility study highlights a 54% increase in contained gold mineral reserves and an updated mine life of over 10 years with an average gold production rate of 94,000 ounces per annum. The mine is currently in construction with first production planned for late 2021. Maverix has a 2% NSR royalty on the oxide and transitional ore production from Camino Rojo, which covers all the ore included in Orla’s updated feasibility study.

For more information, please refer to www.orlamining.com and see the news release dated January 11, 2021.

Beta Hunt (4.75% Gold GRR/NSR + 1.5% Nickel NSR)

On December 16, 2020, Karora Resources Inc. (“Karora”) announced an updated mineral resource and reserve estimate for Beta Hunt. Gold reserves increased by 176,000 ounces and measured and indicated resources increased by 111,000 ounces, increases of 57% and 12%, respectively, over the November 2019 estimates. Karora continues to aggressively explore Beta Hunt and in 2020 was focused on infill and extensional drilling of the A Zone and Western Flanks. The updated mineral resource does not include the recently discovered high grade Larkin Zone discovered south of the Alpha Isla Fault, which requires further drilling and is expected to be included in the 2021 update. Karora also announced an updated nickel measured and indicated resource at Beta Hunt, the first since 2016, of 16,100 tonnes of nickel at a grade of 2.9%. Maverix has a 4.75% royalty on gold production and a 1.5% NSR royalty on nickel production at Beta Hunt.

For more information, please refer to www.karoraresources.com and see the news release dated December 16, 2020.

Moss (100% Silver Stream)

On December 7, 2020, Northern Vertex Mining Corp. (“Northern Vertex”) announced a business combination with Eclipse Gold Mining Corp. and a concurrent C$20 million equity financing. The financing closed on January 14, 2021 and the business combination is expected to close on or around February 12, 2021. Northern Vertex is currently undertaking a 13,700 metre Phase II infill drilling and resource expansion program and an updated mineral resource estimate is expected in 2021. A key priority is delineating the East/West strike length of the Ruth Vein, which is located adjacent to the Moss open pit, and has been mapped for over 2 kilometres on surface. Maverix has a stream agreement to purchase 100% of the payable silver produced at Moss at an ongoing price equal to 20% of the spot price of silver.

For more information, please refer to www.northernvertex.com and see the news releases dated January 14, 2021, December 7, 2020 and November 3, 2020.

Morondo (2% NSR)

On January 28, 2021, Montage Gold Corp. (“Montage”) announced an updated mineral resource at its Morondo gold project in Cote d’Ivoire. The inferred mineral resource at the Kone deposit was increased significantly to 3.2 million ounces of gold at a grade of 0.80 grams per tonne. A 35,000 metre drill program is currently underway targeting further growth in resources and infill drilling. Montage expects to release a preliminary economic assessment in early April 2021 and a feasibility study before the end of 2021. Maverix has a 2% NSR royalty on the Morondo project.

For more information, please refer to www.montagegoldcorp.com and see the news release dated January 28, 2021.

Cerro Blanco (1% NSR)

On January 26, 2021, Bluestone Resources Inc. (“Bluestone”) provided an update on its Cerro Blanco gold project in Guatemala. During 2020, a project readiness update (“PRU”) was undertaken which involved a review of the current mine plan, engineering, process flow sheet, capital and operating cost estimates, along with the execution strategy. The mine is expected to produce approximately 113,000 oz of gold per annum with a mine life of 9 years, which is one year longer than envisioned in the feasibility study. The PRU will be further optimized in the first half of 2021 following the completion of an updated mineral resource estimate and mine plan to incorporate the recently completed 2020 drill program. In addition, Bluestone continues to advance project financing for Cerro Blanco with the completion of independent technical engineering, environmental, and social reports along with advancements to long-form term sheets in 2020. Bluestone has indicated that further corporate and project finance updates will be provided in Q1. Maverix has a 1.0% NSR royalty on the Cerro Blanco project.

For more information, please refer to www.bluestoneresources.ca and see the news release dated January 26, 2021.

McCoy-Cove (1.5-3.5% NSR)

On December 16, 2020, Premier Gold Mines Limited (“Premier”) announced that they have entered into a definitive agreement whereby Equinox Gold Corp. will acquire all outstanding shares of Premier. Concurrently, Premier will spin-out to its shareholders shares of a newly created US-focused gold production and development company called i-80 Gold Corp., which will include the McCoy-Cove project in Nevada, USA as a core asset. On January 18, 2021, Premier announced an updated preliminary economic assessment (“PEA”) for McCoy-Cove which outlined an 8-year mine life producing an average of 102,000 ounces of gold per annum. The PEA assumes mining of mineral resources in the Helen and Gap deposits only and potential exists to increase mineral resources as both the deposits remain open for expansion. The focus for the remainder of 2021 and 2022 includes laboratory and economic evaluations of alternative processing methods, optimizing the mine plan with the hydrological model, completion of baseline studies needed to commence an EIS, and beginning development of an exploration decline to support underground diamond drilling to upgrade and increase mineral resources. Completion of these activities and a feasibility study is expected to occur in 2023 – 2024. Maverix has a 1.5% NSR royalty that covers the entire McCoy-Cove property and an additional 2% NSR royalty that covers a portion of the McCoy-Cove property.

For more information, please refer to www.premiergoldmines.com and see the news releases dated December 16, 2020 and January 18, 2021.

Relief Canyon (2% NSR)

On January 11, 2021, Americas Gold and Silver Corporation announced that commercial production was achieved at its Relief Canyon mine in Nevada, USA, and that full ramp up from the operation is targeted for mid-May 2021. Maverix has a 2% NSR royalty on a portion of the Relief Canyon mine.

For more information, please refer to www.americas-gold.com and see the news release dated January 11, 2021.

Qualified Person

Brendan Pidcock, P.Eng., is Vice President Technical Services for Maverix, and a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this news release.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 100 assets. Maverix’s mission is to increase per share value by acquiring precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the symbol “MMX”.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty, CEO & Director, or

Ryan McIntyre, President

(604) 343-6225

Email:	info@maverixmetals.com
Website:	www.maverixmetals.com

Cautionary statements to U.S. investors

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of US securities laws. The terms “mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, and “inferred mineral resource” are recognized and required by Canadian securities laws, they are not recognized by SEC standards and normally are not permitted to be used in reports filed with the SEC. Investors are cautioned not to assume that all or any part of the disclosed mineral resource estimates will ever be confirmed or converted into reserves that meet the definitions used by the SEC.  Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Maverix; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit of production measures. Accordingly, certain information contained in this press release concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, receipt of the proceeds of the exercise of the buyback right in respect of Maverix’s NSR royalty on the Hope Bay mine, completion of certain anticipated milestones, transactions and developments by the operators of certain underlying projects and mines in respect of Maverix’s royalty and stream portfolio, anticipated future cash flows, future financial reporting by Maverix, the receipt of payments from Maverix’s mining royalty and streaming portfolio, the requirements for regulatory approvals and third party consents, and the completion of mine expansion under construction phases at the mines or properties that Maverix holds an interests in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, the potential impact of epidemics, pandemics and other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on Maverix’s business, operations and financial condition, loss of key employees, as well as those risk factors discussed in the section entitled “Risk Factors” in Maverix’s annual information form dated March 23, 2020 available at www.sedar.com. Maverix has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available.

Technical and third-party information

The disclosure herein and relating to properties and operations on the properties in which Maverix holds royalty, stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a royalty or stream holder, Maverix has limited, if any, access to properties included in its asset portfolio. Additionally, Maverix may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Maverix holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Maverix's royalty, stream or other interest. Maverix's royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.